Exhibit 99.1

Pembina Pipeline Corporation to Provide Terminalling Services for Sturgeon Refinery; Signs Deal for New Pipeline Lateral

CALGARY, May 21, 2015 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) announced that it will provide terminalling services for the North West Redwater Partnership ("North West") with respect to North West's planned refinery (the "Sturgeon Refinery").

Separately, the Company also announced that it has entered into agreements to construct a new pipeline lateral in the Karr area of Alberta (the "Karr Lateral") to service growing production from the Montney resource play.

Terminalling Services for Sturgeon Refinery

"Pembina is very excited to be involved in this world class project," said Mick Dilger, Pembina's President and Chief Executive Officer. "The Sturgeon Refinery will be the first refinery to be built in Canada in 30 years and will add significant value to Alberta's bitumen resources in a responsible and sustainable manner."

The terminalling services will be provided by Pembina to North West under a 30-year fixed return agreement and a 10-year natural gas liquids ("NGL") mix purchase and sale agreement related to the third fractionator Pembina is constructing at its Redwater site.

Robert Lock, Pembina's Vice President, Midstream – NGL, commented: "We are developing the facilities associated with the terminalling services at our existing Redwater site, once again demonstrating the value we are able to provide customers by leveraging our integrated suite of assets. Further, the long-term, contracted nature of the terminalling services to be provided by Pembina in support of the Sturgeon Refinery will be beneficial to our shareholders as they will add to our growing fee-for-service-based, low-risk cash flow stream."

Pembina expects a capital investment of $180 million will be required to construct the terminalling facilities. The facilities include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Subject to regulatory and environmental approvals, the facilities are expected to be in service mid-2017. Previously, North West had entered into agreements for terminalling services with Provident Energy Ltd., which was acquired by Pembina on April 2, 2012. Since that time, the development of the project has progressed and changes have been included in the project's scope. The $180 million of expected capital is included in Pembina's previously disclosed suite of projects totalling $5.9 billion.

New Pipeline Lateral

The Company expects the Karr Lateral to cost $55 million and have a capacity of approximately 30,000 barrels per day. The Karr Lateral is underpinned by long-term, fee-for-service agreements, which include substantial take-or-pay commitments from several of Pembina's customers. A portion of the volume under contract on the Karr Lateral will be incremental to Pembina's previously disclosed committed volumes. The Karr Lateral will flow from legal land description 01-28-65-03 west of the 6th meridian to Pembina's terminal in the Lator area of northwest Alberta where several companies are developing significant Montney acreage. Subject to regulatory and environmental approvals, Pembina expects the Karr Lateral to be in-service in early-2016.

"The Karr Lateral will allow our customers operating in this attractive area of the Montney to access our Phase III pipeline expansion and ultimately get their production to market," said Jason Wiun, Pembina's Vice President, Conventional Pipelines. "This lateral is one of many that Pembina is working on as part of the Phase III expansion which will provide pipeline transportation service for producers in areas of the Western Canadian Sedimentary Basin where more expensive and logistically challenging options such as trucking or rail are the only alternatives. These projects demonstrate that Pembina can continue to generate significant capital investments through the delivery of safe, reliable and cost effective pipeline options."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the terminalling services including the anticipated benefits of the terminalling services to Pembina; the anticipated capital expenditures related to the terminalling services; the pipeline lateral including the anticipated capital expenditures and expected utilization  related to the pipeline lateral; and the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the failure to realize the anticipated benefits of the terminalling services and the pipeline lateral; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments.

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquiries: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 09:28e 21-MAY-15